Exhibit 8.1

Tax Opinion and consent of Hacker, Johnson & Smith, P.A.

October 1, 2013

Board of Directors

CenterState Banks, Inc.

42745 U.S. Highway 27

Davenport, Florida 33837

Board of Directors

Gulfstream Bancshares, Inc.

2400 SE Monterey Road, Suite 100

Stuart, Florida 34996

Re:	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Gulfstream Bancshares, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax consequences of the proposed merger of Gulfstream Bancshares, Inc. (“Gulfstream”), a Florida corporation, with and into CenterState Banks, Inc. (“CenterState”), a Florida corporation, pursuant to the terms of the Agreement and Plan of Merger (the “Agreement”) dated as of the 29th day of July, 2013 and as amended. In addition, pursuant to the Agreement, Gulfstream Business Bank, a wholly-owned subsidiary of Gulfstream, shall merge with and into CenterState Bank of Florida, N.A., a wholly-owned subsidiary of CenterState.

In accordance with Article 7.1(f) of the Agreement, Hacker, Johnson & Smith, PA will provide a tax opinion regarding certain federal income tax consequences of the proposed merger. Pursuant to the Agreement, on the effective date of the transaction Gulfstream shall be merged with and into CenterState. CenterState shall be the surviving corporation from the merger and shall continue to be governed by the laws of the State of Florida, the separate corporate existence of Gulfstream shall there upon cease.

At the merger effective date, holders of each share of Gulfstream Common Stock (excluding shares as to which dissenters’ rights have been perfected as provided for in the Agreement) will be entitled to receive 3.012 shares of CenterState Common Stock and $14.65 in cash. In addition, if the volume weighted average closing price of the CenterState Common Stock during a specified time period prior to the completion of the merger is greater than $10.38 then the number of shares of CenterState Common Stock issued for each share of Gulfstream Common Stock will be reduced by dividing $31.28 by such average closing sale price as outlined in the Agreement.

All outstanding and unexercised options to purchase shares of Gulfstream Common Stock will cease to represent an option to purchase Gulfstream Common Stock on the effective date of the Agreement; and each option will be converted into an option to purchase CenterState Common Stock utilizing the Option Exchange Ratio and at the revised exercise price as outlined in the Agreement and also the right to receive on the exercise of such option a cash payment of $1.4325 for each share of CenterState common stock issued upon the exercise of such option.

Cash will be issued in lieu of any fractional share interest. Dissenting shareholders of Gulfstream will receive cash in an amount equal to the fair value of the shares.

Pursuant to your request and in preparation of our opinion we have examined and relied upon the following:

(i)	Agreement and Plan of Merger by and between CenterState Banks, Inc. and Gulfstream Bancshares, Inc.

(ii)	The applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable provisions of appropriate Treasury Regulations, existing judicial authority, and the current administrative rulings.

(iii)	Such other documents, records and instruments, as we deemed necessary or appropriate for purposes of this opinion.

In connection with the items set forth above, we have assumed the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photo static copies.

In addition to the terms contained in the Agreement, we have assumed the following to be true and correct:

1.	The fair market value of CenterState Common Stock will be approximately equal to the fair value of Gulfstream Common Stock exchanged and other cash consideration as indicated in the Agreement.

2.	There is no plan or intention by the shareholders of Gulfstream to sell, exchange, or otherwise dispose of CenterState Common Stock received pursuant to the Agreement.

3.	CenterState will be the surviving corporation as a result of the merger.

4.	In excess of 50% of the value of the aggregate consideration issued to Gulfstream shareholders, in connection with the merger, is represented by common stock of CenterState.

5.	Gulfstream’s merger with and into CenterState qualifies as a statutory merger under the laws of the State of Florida.

6.	Gulfstream and CenterState and the shareholders of Gulfstream will pay their respective expenses, if any are incurred in connection with the transaction.

7.	There is no indebtedness existing between Gulfstream and CenterState that was issued, acquired, or will be settled at a discount.

8.	None of the compensation received by any shareholder-employees of Gulfstream will be separate consideration for, or allocable to, any of their Gulfstream shares; none of CenterState shares received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement; and the compensation paid to any shareholder-employee will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

9.	The merger is being effected for bona fide corporate business reasons.

10.	The Agreement represents the full and complete agreement among Gulfstream and CenterState regarding the merger and there are no other written or oral agreements regarding the merger.

11.	Cash payments received by Gulfstream shareholders in lieu of fractional shares result from the mechanical rounding off of fractions from the share exchange rather than separately bargained-for consideration.

Based on the foregoing, as of the date of this letter, we are of the opinion that:

1.	The merger of Gulfstream with and into CenterState will constitute a reorganization within the meaning of Section 368(a) of the Code;

2.	On the receipt of a combination of shares of CenterState Common Stock and cash in exchange for their shares of Gulfstream Common Stock, the shareholders of Gulfstream will recognize gain, but not loss, in an amount equal to the lesser of (a) the gain realized on the exchange (computed by reference to the fair value of the CenterState Common Stock received, plus any cash received, over the basis of their Gulfstream Common Stock), or (b) the amount of cash received;

3.	No gain or loss will be recognized by Gulfstream or CenterState as a result of the merger;

4.	The tax basis of the CenterState Common Stock received will be equal to the tax basis of the exchanged Gulfstream Common Stock, decreased by the amount of cash received and increased by the amount of any gain recognized;

5.	The holding period of the CenterState Common Stock received by each Gulfstream shareholder will include the holding period of the Gulfstream Common Stock exchanged in the merger, provided the shares of CBI Common Stock were held as a capital assets at the effective date;

6.	On the receipt of cash for fractional shares, the shareholders of Gulfstream will recognize gain or loss in an amount equal to the difference between the cash received and the tax basis of the fractional shares of Gulfstream exchanged; and

7.	The cash received by a Gulfstream shareholder in connection with the exercise of a dissenter’s rights will be treated as a distribution in redemption of Gulfstream Common Stock held by the shareholder, subject to the dividend provisions of Code Section 302. If the distribution is not a dividend under Code Section 302, the shareholder will recognize gain or loss equal to the difference between the cash received and the tax basis of the Gulfstream Common Stock surrendered.

Our opinions set forth herein are based upon the descriptions of the contemplated transactions as set forth in the Agreement. If the actual facts relating to any aspect of the transaction differ from this description in any material respect, any or all of the opinions expressed herein may become inapplicable. Further, our opinions are based upon the Internal Revenue Code of 1986, Treasury Regulations and interpretations and judicial precedents as of the date hereof. If there is any change in the applicable laws or regulations, or if there are any new administrative or judicial interpretations of the law or regulations, any or all of the opinions expressed herein may become inapplicable.

Our opinion may not be applicable to certain shareholders who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers.

We hereby consent to the use of this opinion as an exhibit to the Form S-4, Registration Statement under the Securities Act of 1933 (the “Registration Statement”), and to the use of our name under the section “Federal Income Tax Consequences”. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Act.

Sincerely,

/s/ Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Tampa, Florida